AC Immune SA

Important Extraordinary Shareholders' Meeting Information

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. X

Extraordinary Shareholders' Meeting Proxy Card

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

A Proposals

I. GENERAL INSTRUCTIONS

	For	Against	Abstain
A. In the event that at the Extraordinary Shareholders' Meeting, shareholders or the Board of Directors make additional or amended motions to the published agenda items and/or put forward new motions or in absence of any specific instruction, I/we instruct the independent proxy to vote in respect to such motions as proposed by the Board of Directors	☐	☐	☐

II. SPECIFIC INSTRUCTIONS

	For	Against	Abstain
1. Election of Douglas Williams as Member to the Board of Directors	☐	☐	☐
2. Election of Douglas Williams to the Compensation, Nomination & Corporate Governance Committee	☐	☐	☐

3. Compensation for the newly elected Member of the Board of Directors

	For	Against	Abstain
3.a Vote on Total Non-Performance-Related Compensation for the new Member of the Board of Directors from 27 April 2018 to 30 June 2018	☐	☐	☐
3.b Vote on Equity for the new Member of the Board of Directors	☐	☐	☐

4. Vote on Share Capital Increase

	For	Against	Abstain
4.a Share Capital Increase for Institutional Investors	☐	☐	☐
4.b Share Capital Increase for Current Shareholders	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign Below

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title as such.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1 U P X 3 7 0 7 5 0 2

02SR3B

▼ PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. ▼

Proxy — AC Immune SA

Notice of 2018 Extraordinary Shareholders' Meeting

EPFL Innovation Park Building D, ground floor, Uranus Meeting room, 1015 Lausanne, Switzerland
Proxy Solicited by Board of Directors for Extraordinary Shareholders' Meeting - 27 April 2018